UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                 L.B. Foster Co.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    350060109
                              --------------------
                                 (CUSIP Number)

                                December 31, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      ------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)     X
            -----

3.    SEC Use Only
                     ---------------------------------------------

4.    Citizenship or Place of Organization         Pennsylvania
                                                   ---------------

  Number of       5.    Sole Voting Power          50,000
    Shares                                         ---------------
 Beneficially     6.    Shared Voting Power        264,417
   Owned by                                        ---------------
Each Reporting    7.    Sole Dispositive Power     50,000
    Person                                         ---------------
     With:        8.    Shared Dispositive Power   264,417
                                                   ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      314,417
      -------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
              --------

      The Reporting Person disclaims beneficial ownership of 264,417 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)       3.28%
                                                              --------

12.   Type of Reporting Person                                   IA
                                                             ----------




                               Page 2 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109


Item 1.

      (a)   Name of Issuer

            L.B. Foster Co.
            -------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            415 Holiday Drive, Pittsburgh, Pennsylvania 15220
            -------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            Quaker Capital Management Corporation
            -------------------------------------------------------

      (b)   Address of Principal Business Office or, if none,
            Residence

            401 Wood Street, Suite 1300, Pittsburgh, PA  15222
            -------------------------------------------------------

      (c)   Citizenship

            Pennsylvania, USA
            -------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock
            -------------------------------------------------------

      (e)   CUSIP Number

            350060109
            -------------------------------------------------------




                               Page 3 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)  /   /    Broker of dealer registered under section 15 of the Act;

   (b)  /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)  /   /    Insurance company as defined in section 3(a)(19) of the Act;

   (d)  /   /    Investment company registered under section 8 of the Investment
                 Company Act of 1940;

   (e)  / X /    An investment adviser in accordance with ss.240.13d-1(b)(l)(ii)
                 (E);

   (f)  /   /    An employee benefit plan or endowment fund in accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

   (g)  /   /    A parent holding company or control person in accordance with
                 ss.240.13d-1(b)(1)(ii)(G);

   (h)  /   /    A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

   (i)  /   /    A  church  plan  that is  excluded  from the  definition of an investment  company  under section  3(c)(14) of the  Investment
                 Company Act of 1940;

   (j)  /   /    Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.     Ownership
            ---------

      (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 264,417 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals and employees own 50,000 shares of the Common Stock of the Issuer.


                               Page 4 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109

      (b) The shares covered by this report represent 3.28% of the Common Stock of the Issuer.

      (c) The Reporting Person has shared voting and dispositive power over 264,417 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 50,000 shares owned by the Reporting Person and/or its principals and employees.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following:   X
                                                                  --------

Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person
            ---------------------------------------

            264,417 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of


                               Page 5 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109


the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





















                               Page 6 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                QUAKER CAPITAL MANAGEMENT CORPORATION


                                February 14, 2000
                                -------------------------------------
                                            Date


                                /s/ Mark G. Schoeppner
                                -------------------------------------
                                            Signature


                                Mark G. Schoeppner, President
                                -------------------------------------
                                            Name/Title





                               Page 7 of 7 Pages